UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36030

Pro Farm Group, Inc.

(Formerly known as Marrone Bio Innovations, Inc.)

(Exact name of registrant as specified in its charter)

7780-420 Brier Creek Parkway, Raleigh, NC 27617

(530) 750-2800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.00001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

On July 13, 2022, pursuant to and in accordance with the Agreement and Plan of Merger, dated as of March 16, 2022 (the “Merger Agreement”), by and among the Pro Farm Group, Inc. (formerly known as Marrone Bio Innovations, Inc.) (the “Registrant”), Bioceres Crop Solutions Corp. (“Parent”), and BCS Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Parent, Merger Sub merged with and into the Registrant (the “Merger”), with the Registrant surviving the Merger as a wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Pro Farm Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:	September 2, 2022	BY:	/s/ Federico Trucco
			Name:	Federico Trucco
			Title:	Chief Executive Officer